UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2021

STAR PEAK CORP II

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-39835 (Commission File Number)	85-3374823 (I.R.S. Employer Identification Number)

1603 Orrington Avenue, 13th Floor Evanston, Illinois (Address of principal executive offices)	60201 (Zip Code)

Registrant’s telephone number, including area code: (847) 905-4500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one warrant	STPC.U	The New York Stock Exchange
Shares of Class A common stock included as part of the units	STPC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	STPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on May 8, 2021, Star Peak Corp II, a Delaware corporation (“STPC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STPC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPC (“Merger Sub”), and Benson Hill, Inc., a Delaware corporation (“Benson Hill”) pursuant to which Merger Sub will merger with and into Benson Hill, with Benson Hill surviving as a wholly-owned subsidiary of STPC (the “Business Combination”).

In connection with the Business Combination, STPC has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which included a proxy statement mailed to STPC stockholders in connection with STPC’s solicitation for proxies for the vote by STPC’s stockholders in connection with the Business Combination and other matters as described in such Registration Statement and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Business Combination.

Benson Hill Financing Transaction

On September 8, 2021, Benson Hill entered into a $40 million Loan and Security Agreement (the “Loan Agreement”) with Venture Lending & Leasing IX, Inc. (the “Lender”).

Benson Hill may request multiple loans from Lender in a total aggregate principal amount of up to $40 million so long as each such request is for a minimum original principal amount of $1 million. The Loan Agreement also contains events of default customary for term loan facilities of this type (with customary grace periods, as applicable), including nonpayment of principal or interest when due; material incorrectness of representations and warranties when made; breach of covenants; bankruptcy and insolvency; unstayed material judgment beyond specified periods; default under other material indebtedness; and the sale of a substantial or material part of the assets of Benson Hill. If any event of default occurs and is not cured within the applicable grace period, amended or waived, the outstanding loans may be accelerated by the Lender and the Lender’s commitments may be terminated.

In connection with the Loan Agreement, Benson Hill issued a warrant (the “Warrant”) to Lender to purchase certain equity securities of Benson Hill. The Warrant is exercisable, at Lender’s option, into (a) common stock of Benson Hill, (b) any Interim Round Stock (as defined in the Warrant) of Benson Hill, or (c) if the Business Combination is not closed on or before February 28, 2022, (i) Series D Preferred Stock of Benson Hill or (ii) any subsequent round of stock of Benson Hill for cash.

Pursuant to the terms of the Merger Agreement, STPC granted Benson Hill consent to enter into the Loan Agreement and issue the Warrant. STPC is not a party to the Loan Agreement.

Benson Hill Acquisition of Soy Processing Facility Assets

On September 9, 2021, Benson Hill entered into an Asset Purchase Agreement with Rose Acre Farms, Inc., an Indiana corporation (“Rose Acre Farms”), pursuant to which Benson Hill will acquire a soybean processing facility and related assets from Rose Acre Farms and enter into a long-term ground lease for the real estate upon which such soybean processing facility is located (the “Rose Acres Transaction”).

The Merger Agreement did not prohibit Benson Hill from completing the Rose Acres Transaction and STPC’s consent was not required for the Rose Acres Transaction. STPC is not a party to the Rose Acres Transaction.

Additional Information

The proposed transaction will be submitted to stockholders of STPC for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transaction. In connection with the proposed transaction, STPC has filed the Registration Statement with the SEC, which included a proxy statement mailed to STPC stockholders in connection with STPC’s solicitation for proxies for the vote by STPC’s stockholders in connection with the proposed transaction and other matters as described in such Registration Statement and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the proposed transaction. STPC has mailed a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. Investors, STPC’s stockholders and other interested parties are advised to read the definitive proxy statement in connection with STPC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders are also able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

STPC and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement filed with the SEC by STPC, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of STPC is contained in STPC’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or STPC’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the transactions expected to be effected in connection with the Closing. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPC and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPC, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPC’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by STPC. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that STPC and Benson Hill presently do not know or that STPC and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither STPC nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2021

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer